UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              SBS Interactive, Co.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                   78401R 10 1
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                                 (CUSIP Number)

                                   Arthur Cohn
                                Gellertstrasse 18
                             4052 Basel, Switzerland
                                  41 61-3121242
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 5, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: This statement constitutes Amendment No. 3 of the Report on Schedule 13D of Arthur Cohn filed June 10, 2004 as amended by Amendment No. 1 to Schedule 13D of Arthur Cohn filed July 8, 2004 and Amendment No. 2 to Schedule 13D of Arthur Cohn filed July 23, 2004. The Report on Schedule 13D of Arthur Cohn originally filed with the Commission on June 10, 2004 as amended on July 8, 2004 and July 23, 2004 is hereby amended and supplemented to include the information set forth herein.

CUSIP No. 78401R 10 1
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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Arthur Cohn

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a) [ ]
   (b) [X]

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3  SEC USE ONLY

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4  SOURCE OF FUNDS (See Instructions)
   PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e) [  ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Switzerland
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               7   SOLE VOTING POWER:        18,795,555 *
  NUMBER OF    -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:            -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:   18,795,555 *
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:       -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    18,795,555 *
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [X]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    51.4%**
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14  TYPE OF REPORTING PERSON (See Instructions)
    IN
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                                       2

* Includes: (i) 11,054,444 shares of currently outstanding Common Stock; (ii) currently exercisable warrants to purchase 3,741,111 shares of Common Stock at a price of $1.00 per share; (iii) currently exercisable warrants to purchase 1,000,000 shares of Common Stock at a price of $0.85 per share; (iv) a loan currently convertible into: (A) 250,000 shares of Common Stock, (B) warrants to purchase 250,000 shares of Common Stock at a price of $1.00 per share, and (C) warrants to purchase 250,000 shares of Common Stock at a price of $1.25 per share; and (v) a loan currently convertible into: (A) 750,000 shares of Common Stock, (B) warrants to purchase 750,000 shares of Common Stock at a price of $1.00 per share, and (C) warrants to purchase 750,000 shares of Common Stock at a price of $1.25 per share.

** Percentage calculated on the basis of 36,584,001 shares of Common Stock issued and outstanding which includes: (i) 20,279,557 shares of Common Stock issued and outstanding as of August 12, 2004 as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended July 30, 2004 as filed August 16, 2004; (ii) 1,250,000 shares of Common Stock issued by the Company as set forth in the Issuer's Current Report on Form 8-K as filed August 30, 2004;
(iii) 7,313,333 shares of Common Stock issued to Arthur Cohn; (iv) 4,741,111 shares of Common Stock issuable to Arthur Cohn upon the exercise of currently exercisable warrants; (v) 250,000 shares of Common Stock issuable to Arthur Cohn upon the conversion of a currently convertible loan; (vi) 500,000 shares of Common Stock issuable to Arthur Cohn pursuant to immediately exercisable warrants to purchase shares of Common Stock to be granted to Arthur Cohn upon the conversion of the currently convertible loan described in (v) above; (vii) 750,000 shares of Common Stock issuable to Arthur Cohn upon the conversion of a currently convertible loan; and (viii) 1,500,000 shares of Common Stock issuable to Arthur Cohn pursuant to immediately exercisable warrants to purchase shares of Common Stock to be granted to Arthur Cohn upon the conversion of the currently convertible loan described in (vii) above.

     This Statement on Schedule 13D, as filed on June 10, 2004, and amended on July 8, 2004 and July 23, 2004 is hereby amended as set forth below in this Amendment No. 3. Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D and previous amendments thereto.

Item 3.  Source and Amount of Funds or Other Consideration

     The disclosure set forth in Item 3 is amended to include the following:

     On November 5, 2004, Arthur Cohn received the right to acquire 750,000 shares of Common Stock and the right to acquire warrants to purchase 1,500,000 shares of Common Stock in connection with a loan to the Issuer and SBS Interactive, Inc., a Nevada corporation (the "Subsidiary") of $150,000 made on November 5, 2004 on the terms and conditions, including conversion rights, warrants and security interests, that were documented in the Master Loan Agreement, the $150,000 Secured Convertible Promissory Note dated as of November 5, 2004 executed by the Issuer and the Subsidiary attached hereto as Exhibit N, and the Pledge and Security Agreement. Arthur Cohn provided the funds for the $150,000 loan out of his personal funds.

     On November 8, 2004, Arthur Cohn was advised by the Issuer that the conversion price of the $100,000 Secured Convertible Promissory Note has been reset pursuant to the anti-dilution provisions of such note due to the issuance of Common Stock by the Issuer. As a result, upon exercise of the $100,000 Secured Convertible Promissory Note, Arthur Cohn will receive an additional 50,000 shares of Common Stock. Arthur Cohn paid no additional consideration to the Issuer or the Subsidiary in connection with this adjustment.

     On November 9, 2004, Arthur Cohn, the Issuer and the Subsidiary agreed to amend the $100,000 Secured Convertible Promissory Note dated as of July 22, 2004 as set forth in an Allonge dated November 9, 2004 between Arthur Cohn, the Issuer and the Subsidiary, attached hereto as Exhibit O, to include certain anti-dilution provisions that were agreed to by the parties but were not included in the $100,000 Secured Convertible Promissory Note in the form in which it was executed. As a result of the amendment set forth in the Allonge, upon exercise of the $100,000 Secured Convertible Promissory Note, Arthur Cohn will receive a warrant to purchase 500,000 shares of Common Stock in lieu of a warrant to purchase 400,000 shares of Common Stock prior to the amendment set forth in the Allonge. Arthur Cohn paid no additional consideration to the Issuer or the Subsidiary in connection with the Allonge.


Item 4.  Purpose of Transaction

     The disclosure set forth in Item 4 is amended to include the following:

     As of November 5, 2004, at the request of the Issuer due to its need for additional working capital, Arthur Cohn loaned the Issuer $150,000 on terms and conditions, including conversion rights, warrants and security interests, set forth in the Master Loan Agreement, the $150,000 Secured Convertible Promissory Note, attached hereto as Exhibit N, and the Pledge and Security Agreement. Under the terms of the Master Loan Agreement, the $150,000 Secured Convertible Promissory Note and the Pledge and Security Agreement, the amount outstanding is payable on demand and Arthur Cohn received the right to convert the aggregate amount outstanding on the loan of $150,000 into (A) shares of Common Stock at a conversion price of $.20 per share, (B) a warrant to purchase 750,000 shares of

Common Stock at an exercise price of $1.00 and (C) a warrant to purchase 750,000 shares of Common Stock at an exercise price of $1.25, subject to adjustment under certain circumstances. As long as any loan obligations are outstanding under the Master Loan Agreement and the $150,000 Secured Convertible Promissory Note, Arthur Cohn will have the Consent Rights set forth in the Master Loan Agreement. The loan obligations under the Master Loan Agreement and the Secured Convertible Promissory Note are secured by the assets of the Issuer and the Subsidiary on the terms and conditions set forth in the Master Loan Agreement, the Secured Convertible Promissory Note and the Pledge and Security Agreement.

     On November 8, 2004, Arthur Cohn was advised by the Issuer that the conversion price of the $100,000 Secured Convertible Promissory Note has been reset pursuant to the anti-dilution provisions of such note due to the issuance of Common Stock by the Issuer. The $100,000 Secured Convertible Promissory Note is immediately convertible at the option of Arthur Cohn into shares of Common Stock at a conversion price of $.40 per share in lieu of $.50 per share prior to the adjustment. The purpose of this adjustment was to avoid the dilution of Arthur Cohn's investment as a result of additional issuances of Common Stock and securities convertible into Common Stock by the Issuer at prices that are less than the conversion price of the $100,000 Secured Convertible Promissory Note.

     On November 9, 2004, Arthur Cohn, the Issuer and the Subsidiary agreed to amend the $100,000 Secured Convertible Promissory Note dated as of July 22, 2004 as set forth in an Allonge dated November 9, 2004 between Arthur Cohn, the Issuer and the Subsidiary, attached hereto as Exhibit O, to include certain anti-dilution provisions that were agreed to by the parties but were not included in the $100,000 Secured Convertible Promissory Note in the form in which it was executed. As a result of the amendment set forth in the Allonge, upon exercise of the $100,000 Secured Convertible Promissory Note, Arthur Cohn will receive a warrant to purchase 250,000 shares (in lieu of 200,000 shares prior to the amendment set forth in the Allonge) of Common Stock at an exercise price of $1.00 and a warrant to purchase 250,000 shares (in lieu of 200,000 shares prior to the amendment set forth in the Allonge) of Common Stock at an exercise price of $1.25, subject to adjustment under certain circumstances. The purpose of the amendment set forth in the Allonge is to avoid the dilution of Arthur Cohn's investment as a result of additional issuances of Common Stock and securities convertible into Common Stock by the Issuer at prices that are less than the conversion price of the $100,000 Secured Convertible Promissory Note.

     The loan described above was made for investment purposes and not with the intent of changing control of the Issuer. Notwithstanding his intent in acquiring the shares of Common Stock that he currently holds and securities convertible into shares of Common Stock and in negotiating the Consent Rights set forth in the Master Loan Agreement, as holder of 11,054,444 shares of currently outstanding Common Stock, Arthur Cohn may be deemed to have substantial influence regarding the disposition of certain matters as to which the stockholders of the Issuer are entitled to vote, including the election of directors. Also, Arthur Cohn acknowledges that in the event of the issuance of up to 7,741,111 shares of Common Stock to Arthur Cohn upon an exercise of the Warrant and/or conversion of the currently outstanding and convertible $100,000 Secured Convertible Promissory Note and $150,000 Secured Convertible Promissory Note and the exercise of warrants issuable upon such conversions, his influence regarding the disposition of certain matters as to which the stockholders of the Issuer are entitled to vote, including the election of directors, would be likely to increase.

     Arthur Cohn intends to review his investment in the Issuer on a continuing basis and will consider and evaluate any strategic alternatives which are or may become available to him with respect to his holdings in the Issuer. In that connection, and depending upon, among other things, current and future trading prices for the Common Stock, the amount of time before expiration of the Warrant, the Issuer's business, results of operations, financial condition and future prospects, conditions in the securities market, general economic and industry conditions, individual tax and other portfolio considerations and personal needs, Arthur Cohn may from time to time consider a number of possible strategies for enhancing the value of his investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things: continued ownership of the shares of Common Stock beneficially owned by Arthur Cohn, partial or complete exercise or conversion of convertible securities of the Issuer owned by Arthur Cohn, acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; disposing of some or all of the securities of the Issuer beneficially owned by him; proposing or seeking to effect a financing or other capital raising transaction involving the issuance of additional securities of the Issuer to Arthur Cohn or some other person or persons; proposing or seeking to effect an additional loan or loans from Arthur Cohn or some other person or persons which may be convertible into equity securities of the Issuer and/or secured by the assets of the Issuer or other assets; proposing or seeking a change in the composition or size of the board of directors or management team; proposing or seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or the Subsidiary, or a sale or transfer of a material amount of assets of the Issuer or the Subsidiary; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

     Such review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead Arthur Cohn to consider other alternatives. However, there can be no assurance that Arthur Cohn will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of his holdings in the Issuer. There can be no assurance as to the timing of any such matters should they be so pursued by Arthur Cohn.

     Except as noted above, as of the date of this Schedule 13D, Arthur Cohn has no plans or proposals which relate to or would result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     The disclosure set forth in Item 5(a) and Item 5(b) is amended and restated in its entirety as follows:

(a) Arthur Cohn beneficially owns 18,795,555 shares of Common Stock or 51.4% of the issued and outstanding shares of Common Stock calculated on the basis of 35,234,001 shares of Common Stock issued and outstanding which includes:
     (i) 20,279,557 shares of Common Stock issued and outstanding as of August 12, 2004 as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended July 30, 2004 as filed August 16, 2004; (ii) 1,250,000 shares of Common Stock issued by the Company as set forth in the Issuer's Current Report on Form 8-K as filed August 30, 2004; (iii) 7,313,333 shares of Common Stock issued to Arthur Cohn; (iv) 4,741,111 shares of Common Stock issuable to Arthur Cohn upon the exercise of currently exercisable warrants; (v) 250,000 shares of Common Stock issuable to Arthur Cohn upon the conversion of a currently convertible loan; (vi) 500,000 shares of Common Stock issuable to Arthur Cohn pursuant to immediately exercisable warrants to purchase shares of Common Stock to be granted to Arthur Cohn upon the conversion of the currently convertible loan described in (v) above; (vii) 750,000 shares of Common Stock issuable to Arthur Cohn upon the conversion of a currently convertible loan; and (viii) 1,500,000 shares of Common Stock issuable to Arthur Cohn pursuant to immediately exercisable warrants to purchase shares of Common Stock to be granted to Arthur Cohn upon the conversion of the currently convertible loan described in (vii) above. The shares of Common Stock beneficially owned by Arthur Cohn include: (i) 11,054,444 shares of currently outstanding Common Stock; (ii) currently exercisable warrants to purchase 3,741,111 shares of Common Stock at a price of $1.00 per share; (iii) currently exercisable warrants to purchase 1,000,000 shares of Common Stock at a price of $0.85 per share;
     (iv) a loan currently convertible into: (A) 250,000 shares of Common Stock,
     (B) warrants to purchase 250,000 shares of Common Stock at a price of $1.00 per share, and (C) warrants to purchase 250,000 shares of Common Stock at a price of $1.25 per share; and (v) a loan currently convertible into: (A) 750,000 shares of Common Stock, (B) warrants to purchase 750,000 shares of Common Stock at a price of $1.00 per share, and (C) warrants to purchase 750,000 shares of Common Stock at a price of $1.25 per share.

(b) Arthur Cohn has sole voting and dispositive power with respect to 18,795,555 shares of Common Stock which number includes 7,591,111 shares of Common Stock issuable to Arthur Cohn upon the exercise of the Warrant, conversion of loans and the exercise of warrants issuable upon conversion of loans that are not currently eligible to vote.

     The disclosure set forth in Item 5(c) is amended by adding the following:

The following transactions in the Common Stock were effected by Arthur Cohn during the period commencing 60 days prior to November 5, 2004 through the date of this filing:

                  Increase in
                  Number of
                  Shares
                  Beneficially      Price
Date              Owned             Per Share        Notes
----------------------------------------------------------

11/05/04          2,250,000           N/A            (1)

11/08/04             50,000           N/A            (2)

11/09/04            100,000           N/A            (3)

     (1) On November 5, 2004, at the request of the Issuer and due to the Issuer's need for additional working capital, Arthur Cohn loaned $150,000 to the Issuer on the terms and conditions set forth in the Master Loan Agreement, the Secured Convertible Promissory Note, attached hereto as Exhibit N and the Pledge and Security Agreement including the right to convert the $150,000 loan into shares of Common Stock at a conversion price of $.20 per share, a warrant to purchase 750,000 shares of Common Stock at an exercise price of $1.00 and a warrant to purchase 750,000 shares of Common Stock at an exercise price of $1.25 subject to adjustment under certain circumstances. The loan under the $150,000 Secured Convertible Promissory Note bears interest at the rate of 6% per annum, is due on demand, is secured by the assets of the Issuer and the Subsidiary and contains certain anti-dilution provisions in the event of certain Common Stock issuances or other transactions by the Issuer.

     (2) On November 8, 2004, Arthur Cohn was advised by the Issuer that the conversion price of the $100,000 Secured Convertible Promissory Note has been reset pursuant to the anti-dilution provisions of such note due to the issuance of Common Stock by the Issuer to third parties. The $100,000 Secured Convertible Promissory Note is immediately convertible at the option of Arthur Cohn into shares of Common Stock at a conversion price of $.40 per share in lieu of $.50 per share prior to the adjustment.

     (3) On November 9, 2004, Arthur Cohn, the Issuer and the Subsidiary agreed to amend the $100,000 Secured Convertible Promissory Note dated as of July 22, 2004 as set forth in an Allonge dated November 9, 2004 between Arthur Cohn, the Issuer and the Subsidiary, attached hereto as Exhibit O, to include certain anti-dilution provisions that were agreed to by the parties but were not included in the $100,000 Secured Convertible Promissory Note in the form in which it was executed. As a result of the amendment set forth in the Allonge, upon exercise of the $100,000 Secured Convertible Promissory Note, Arthur Cohn will receive a warrant to purchase 250,000 shares (in lieu of 200,000 shares prior to the amendment set forth in the Allonge) of Common Stock at an exercise price of $1.00 and a warrant to purchase 250,000 shares (in lieu of 200,000 shares prior to the amendment set forth in the Allonge) of Common Stock at an exercise price of $1.25, subject to adjustment under certain circumstances.



Item 7.  Material to Be Filed as Exhibits

     The exhibit list set forth in Item 7 is amended by adding the following:

Exhibit N         $150,000 Secured Convertible Promissory Note dated as of
                  November 5, 2004

Exhibit O         Allonge to $100,000 Secured Convertible Promissory Note dated as of November 9, 2004.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Date:  November 12, 2004               /s/ Arthur Cohn
                                       -----------------------------

                                                                       EXHIBIT N
                                                                       ---------

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

                                         Original Issue Date:  November 5, 2004
                                         Original Principal Amount:  $150,000.00

                       SECURED CONVERTIBLE PROMISSORY NOTE

     THIS SECURED CONVERTIBLE PROMISSORY NOTE is made by each of SBS INTERACTIVE, CO., a Florida corporation (the "Company"), and SBS INTERACTIVE, INC., a Nevada corporation (the "Subsidiary;" each of the Company and the Subsidiary is referred to herein as a "Borrower," and collectively as the "Borrowers"), jointly and severally (the "Note").

                              PRELIMINARY STATEMENT

     WHEREAS, reference is hereby made to (i) that certain Master Loan Agreement dated as of July 22, 2004 (the "Loan Agreement"), by and among the Borrowers and Arthur Cohn ("Cohn"), and (ii) that certain Pledge and Security Agreement, dated as of July 22, 2004, by and among the Borrowers and Cohn (the "Security Agreement");

     WHEREAS, the Company and the Subsidiary have requested that Cohn provide financing to the Company and the Subsidiary and Cohn is willing to provide financing to the Company and the Subsidiary on the terms and conditions set forth in this Note, the Loan Agreement and the Security Agreement;

     WHEREAS, pursuant to the Loan Agreement, Cohn has certain consent rights set forth in negative covenants with respect to certain financing transactions involving the Company and the Subsidiary;

     WHEREAS, Cohn has provided consent to the Company and the Subsidiary to enter into financing transactions with one or more third-parties on substantially the terms and conditions of this Note, the Loan Agreement and the Security Agreement in lieu of entering into a financing transaction with Cohn;

     WHEREAS, in reliance on such consent, the Company and the Subsidiary have explored other financing opportunities with third-parties to raise capital; has determined that no financing is available from any third-party on terms and conditions substantially equivalent to, or more favorable to the Corporation and the Subsidiary than, the terms and conditions of the Note, the Loan Agreement and the Security Agreement; and have determined that it is in the best interests of the Company and the Subsidiary to enter into this Note with Cohn;

     WHEREAS, the loan evidenced by this Note is a "Future Loan," and this Note is a "Future Loan Note" and, therefore, a "Financing Document" as such terms are defined in the Loan Agreement.


                                    AGREEMENT

     FOR VALUE RECEIVED, the Borrowers, jointly and severally, promise to pay to the order of Cohn or his assigns (the "Holder"), the principal sum of One Hundred Fifty Thousand Dollars ($150,000.00) (the "Principal Amount") on the "Maturity Date" (as defined herein), and to pay interest to the Holder on the aggregate outstanding Principal Amount at the rate of six percent 6% per annum, payable on the Maturity Date, in cash (in lawful currency of the United States of America), subject to the right of the Holder to convert the Principal Amount and all accrued but unpaid interest thereon into shares of the Company's "Common Stock" (as defined herein) in accordance with Section 4 hereof. Interest shall be calculated on the basis of a 360-day year and shall accrue daily commencing on the Original Issue Date until payment in full of the Principal Amount, together with all accrued and unpaid interest and other amounts which may become due hereunder, has been made. Interest shall cease to accrue on the "Conversion Date" (as defined herein) with respect to any Principal Amount and accrued but unpaid interest thereon converted, provided that the Company in fact delivers the "Underlying Shares" (as defined herein) within the time period required by
Section 4(c)(i). All overdue Principal Amount and/or accrued and unpaid interest to be paid hereunder shall entail a late fee at the rate of fifteen percent (15%) per annum, or such lower maximum amount of interest permitted to be charged under applicable law (the "Late Fee") which will accrue daily, from the date such payment is due hereunder through and including the date of payment. For purposes hereof, the "Maturity Date" shall mean the effective date (in accordance with Section 5 hereof) of any written demand by the Holder, from time to time, for payment hereunder.

     THE BORROWERS MAY NOT PREPAY ANY PORTION OF THE PRINCIPAL AMOUNT OR ACCRUED BUT UNPAID INTEREST THEREON WITHOUT THE PRIOR WRITTEN CONSENT OF THE HOLDER.

     This Note is subject to the following additional provisions:

     Section 1. Exchange. This Note is exchangeable for an equal aggregate Principal Amount of Notes of different authorized denominations, as requested by the Holder surrendering the same and subject to compliance with applicable laws. No service charge will be made for such registration of transfer or exchange.

     Section 2. Transfer. This Note may be transferred or exchanged only in compliance with applicable federal and state securities laws and regulations. Prior to due presentment to the Borrowers for transfer of this Note, the Borrowers and any agent of the Borrowers may treat the Person in whose name this
Note is duly registered on the records of the Borrower as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note is overdue, and neither the Borrowers nor any such agent thereof shall be affected by notice to the contrary.

     Section 3. Security; Events of Default; Remedies; Waivers.

     (a) The Loan Obligations are secured in accordance with the terms and conditions set forth in the Security Agreement.

     (b) Upon the occurrence of any Event of Default, the Holder shall have all of the rights, powers and remedies set forth in the Loan Agreement and/or Security Agreement.

     (c) Each Borrower waives presentment, demand for payment, protest, notice of demand, dishonor and nonpayment, notice of protest and all other notices or demands in connection with the delivery, acceptance, performance, default or enforcement of this Note.

     Section 4. Conversion.

     (a) (i) At any time after the Original Issue Date, the outstanding Principal Amount and all accrued but unpaid interest thereon shall be convertible, at the option of the Holder, in whole or in part at any time and from time to time, into (i) shares of Common Stock and (ii) warrants to purchase up to One Million Five Hundred Thousand (1,500,000) shares of Common Stock (the "Target Warrant Shares"), in the latter case, on the terms and conditions set forth in the form of Common Stock Purchase Warrant attached hereto as Exhibit A (collectively, the "Warrants"); provided, that the Target Warrant Shares shall be (x) subject to adjustment prior to the "Conversion Date" (as defined herein) to reflect any and all adjustments to the "Set Price" (as defined herein, and in accordance with Section 4(d) hereof) so that the number of Target Warrant Shares (subject to clauses (y) and (z) hereof) is equal to the product of (A) two, multiplied by (B) the number of "Underlying Shares" (as defined herein), (y) subject to adjustment prior to the Conversion Date in the same manner as the shares purchasable under the Warrants are subject to adjustment from and after the Conversion Date, and (z) pro-rated, from time to time, in the event the

Holder converts part but not all of the outstanding Principal Amount and accrued but unpaid interest thereon; provided, further, that in the event of any adjustment to the number of Target Warrant Shares hereunder, the "Exercise Price" (as defined in the Warrants) with respect to fifty percent (50%) of such Target Warrant Shares (as so adjusted) shall be the amount set forth in clause
(i) of the definition of Exercise Price in the Warrants, and the Exercise Price with respect to the remaining fifty percent (50%) of such Target Warrant Shares (as so adjusted) shall be the amount set forth in clause (ii) of such definition of Exercise Price.

         (ii) The Holder shall effect conversions by delivering to the Company written notice (a "Notice of Conversion"), specifying therein the Principal Amount and accrued but unpaid interest thereon to be converted and the date on which such conversion is to be effected (a "Conversion Date"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is provided hereunder. To effect conversions hereunder, the Holder shall not be required to physically surrender the Note to the Company unless the entire Principal Amount of the Note plus all accrued and unpaid interest thereon has been so converted. Conversions hereunder shall have the effect of lowering the outstanding Principal Amount and accrued but unpaid interest thereon in an amount equal to the amount so converted. The Holder and the Company shall maintain records showing the Principal Amount and accrued but unpaid interest thereon converted and the date of such conversions. The Company shall deliver any objection to any Notice of Conversion within one Business Day after receipt of such notice. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. Each Holder, by acceptance of this Note, acknowledges and agrees that, by reason of the provisions of this paragraph, following conversion of a portion of this Note, the unpaid and unconverted Principal Amount of this Note may be less than the Original Principal Amount stated on the face hereof.

     (b) At any time, the number of shares of Common Stock issuable upon conversion (the "Underlying Shares") shall be determined by the quotient obtained by dividing (x) the outstanding Principal Amount and accrued but unpaid interest thereon to be converted by (y) the "Set Price" (as defined herein).

     (c) (i) Not later than three Trading Days after any Conversion Date, the Company shall deliver to the Holder a certificate or certificates representing the Underlying Shares (which shall be free of restrictive legends and trading restrictions) being acquired upon such conversion and the Warrants, duly executed. The Company shall, if available and if allowed under applicable securities laws, use its best efforts to deliver any certificate or certificates required to be delivered by the Company under this Section electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions. If, in the case of any Notice of Conversion, such certificate or certificates and the Warrants are not delivered to, or as directed by, the Holder by the third Trading Day after a Conversion Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion.

         (ii) If the Company fails for any reason to deliver to the Holder such certificate or certificates or the Warrants pursuant to Section 4(c)(i) by the third Trading Day after the Conversion Date, the Company shall pay to such Holder, in Common Stock at the then Set Price, as liquidated damages and not as a penalty, for each $1,000 of Principal Amount and accrued but unpaid interest thereon being converted, $50 per Trading Day (increasing to $100 per Trading Day after three Trading Days after such damages begin to accrue) for each Trading Day after such third Trading Day until such certificates are delivered. In the event a Holder shall elect to convert any or all of the outstanding Principal Amount and accrued but unpaid interest thereon, the Company may not refuse conversion based on any claim that the Holder or any one associated or affiliated with the Holder has been engaged in any violation of law, agreement or for any other reason, unless, an injunction from a court, on notice, restraining and or enjoining conversion of all or part of this Note shall have been sought and obtained and the Company posts a surety bond for the benefit of the Holder in the amount of 150% of the Principal Amount of the Note outstanding, which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of an injunction precluding the same, the Company shall issue the Underlying Shares and the Warrants upon a properly noticed conversion. Nothing herein shall limit Holder's right to pursue actual damages or declare an Event of Default pursuant to the Loan Agreement for the Company's failure to deliver the Underlying Shares or the Warrants within the period specified herein, and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

         (iii) In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 4(c)(i) by the third Trading Day after the Conversion Date, and if after such third Trading Day the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a "Buy-In"), then the Company shall (A) pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder anticipated receiving from the conversion at issue multiplied by (2) the actual sale price of the Common Stock at the time of the sale (including brokerage commissions, if any) giving rise to such purchase obligation and (B) at the option of the Holder, either reissue a
Note in Principal Amount equal to the Principal Amount of the attempted conversion or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its delivery requirements under Section 4(c)(i). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of the Note with respect to which the actual sale price of the Underlying Shares at the time of the sale (including brokerage commissions, if any) giving rise to such purchase obligation was a total of $10,000, under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In. Notwithstanding anything contained herein to the contrary, if a Holder requires the Company to make payment in respect of a Buy-In for the failure to timely deliver certificates hereunder and the Company timely pays in full such payment, the Company shall not be required to pay such Holder liquidated damages under Section 4(c)(ii) in respect of the certificates resulting in such Buy-In.

     (d) (i) The conversion price in effect on any Conversion Date shall be equal to Twenty Cents ($0.20) per share of Common Stock, subject to adjustment herein (the "Set Price").

         (ii) If the Company, at any time while the Note is outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company pursuant to this Note, including interest thereon), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or
(D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Company, then the Set Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

         (iii) If the Company, at any time while the Note is outstanding, shall offer, sell, grant any option to purchase or offer, sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or securities exercisable, convertible into or exchangeable for Common Stock (the "Common Stock Equivalents"), at an effective price per share less than the then Set Price ("Dilutive Issuance") (if the holder of the Common Stock or Common Stock Equivalent so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Set Price, such issuance shall be deemed to have occurred for less than the Set Price), then the Set Price shall be reduced to equal the effective conversion, exchange or purchase price for such Common Stock or Common Stock Equivalents. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. The Company shall notify the Holder in writing, no later than the third Business Day following the issuance of any Common Stock or Common Stock Equivalent subject to this section, indicating therein the applicable issuance price, or the applicable reset price, exchange price, conversion price and other pricing terms.

         (iv) All calculations under this Section 4 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this
Section 4, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) outstanding on a fully diluted basis.

         (v) Whenever the Set Price is adjusted hereunder, the Company shall promptly mail to each Holder a notice setting forth the Set Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

         (vi) If (A) the Company shall declare a dividend (or any other distribution) on the Common Stock; (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Company shall authorize the granting to all holders of the Common Stock the rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of the Notes, and shall cause to be mailed to the Holder at its last addresses as it shall appear upon the stock books of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or
(y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange.

         (vii) If, at any time while this Note is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person,
(B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "Fundamental Transaction"), then upon any subsequent conversion of this Note, the Holder shall have the right to receive, for each Underlying Share that would have been issuable upon such conversion absent such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the "Alternate Consideration"). For purposes of any such conversion, the determination of the Set Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Set Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Note following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new Note consistent with the foregoing provisions and evidencing the Holder's right to convert such Note into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (d) and insuring that this Note (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

     (e) Upon a conversion hereunder, the Company shall not be required to issue stock certificates representing fractions of shares of the Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the fair market value at such time. If the Company elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

     (f) The issuance of certificates for shares of the Common Stock on conversion of the Note shall be made without charge to the Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Note so converted, and the Company shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     Section 5. Notices. Any and all notices or other communications or deliveries to be provided hereunder shall be given in the manner set forth in, and shall be effective as provided in, the Loan Agreement.

     Section 6. Definitions. For purposes hereof, in addition to the terms defined elsewhere in this Note: (a) capitalized terms not otherwise defined herein have the meanings given to such terms in the Loan Agreement, and (b) the following terms shall have the following meanings:

     "Common Stock" means the common stock, $0.001 par value per share, of the Company and stock of any other class into which such shares may hereafter have been reclassified or changed.

     "Original Issue Date" shall mean the date of the first issuance of the Note set forth herein regardless of the number of transfers of the Note and regardless of the number of instruments which may be issued to evidence such Note.

     "Person" means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

     "Trading Day" means a day on which the shares of Common Stock are quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, that in the event that the shares of Common Stock are not so quoted, then Trading Day shall mean a Business Day.

     Section 7. No Alteration. No provision of this Note shall alter or impair the obligation of the Borrowers, which is absolute and unconditional, to pay the principal of, interest and liquidated damages (if any) on, this Note at the time, place, and rate, and in the coin or currency, herein prescribed. This Note is a direct debt obligation of the Borrowers.

     Section 8. Replacement. If this Note shall be mutilated, lost, stolen or destroyed, the Borrowers shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the Principal Amount of this Note so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Note, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Borrowers.

     Section 9. Waiver. Any waiver by the Borrowers or the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Borrowers or the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. Any waiver must be in writing.

     Section 10. Miscellaneous. If a court of competent jurisdiction shall find that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. Each Borrower covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Borrowers from paying all or any portion of the Principal Amount or interest on the Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the other covenants or the performance of the Financing Documents, and each Borrower (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

     Section 11. Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

     Section 12. Preliminary Statement. The Preliminary Statement of this Note is hereby incorporated by reference into the body of this Note and hereby becomes an integral part of this Note.

                      [THIS SPACE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each Borrower has caused this Secured Convertible Promissory Note to be executed by its duly authorized officer, as of the Original Issue Date.


WITNESS                                      BORROWERS:
                                             ----------

                                             SBS INTERACTIVE CO.


/s/ H. Papernick                            By: /s/ Todd Gotlieb
------------------------------------           -------------------------------
                                               Name:  Todd Gotlieb
                                               Title:  President


                                             SBS INTERACTIVE, INC.


/s/ H. Papernick                            By: /s/ Todd Gotlieb
------------------------------------           -------------------------------
                                               Name:  Todd Gotlieb
                                               Title:  President




            [Signature Page to Secured Convertible Promissory Note]

                                                                       EXHIBIT O
                                                                       ---------


                                     ALLONGE
                                       to
                       SECURED CONVERTIBLE PROMISSORY NOTE
                          dated July 22, 2004, made by
                 SBS INTERACTIVE, CO. AND SBS INTERACTIVE, INC.
                             payable to the order of
                           ARTHUR COHN OR HIS ASSIGNS
                       in the original principal amount of
                   ONE HUNDRED THOUSAND DOLLARS ($100,000.00)

     That certain Secured Convertible Promissory Note described in the above caption is hereby amended as follows (all capitalized terms not otherwise defined herein having the same meanings assigned to them in such Note):

     (1) In Section 4(a)(i) of Note, by deleting the proviso set forth therein, and substituting, in lieu thereof, the following:

               "provided, that the Target Warrant Shares shall be (x) subject to adjustment prior to the "Conversion Date" (as defined herein) to reflect any and all adjustments to the "Set Price" (as defined herein, and in accordance with Section 4(d) hereof) so that the number of Target Warrant Shares (subject to clauses (y) and (z) hereof) is equal to the product of (A) two, multiplied by (B) the number of "Underlying Shares" (as defined herein), (y) subject to adjustment prior to the Conversion Date in the same manner as the shares purchasable under the Warrants are subject to adjustment from and after the Conversion Date, and (z) pro-rated, from time to time, in the event the Holder converts part but not all of the outstanding Principal Amount and accrued but unpaid interest thereon; provided, further, that in the event of any adjustment to the number of Target Warrant Shares hereunder, the "Exercise Price" (as defined in the Warrants) with respect to fifty percent (50%) of such Target Warrant Shares (as so adjusted) shall be the amount set forth in clause (i) of the definition of Exercise Price in the Warrants, and the Exercise Price with respect to the remaining fifty percent (50%) of such Target Warrant Shares (as so adjusted) shall be the amount set forth in clause (ii) of such definition of Exercise Price."

     (2) All other terms and conditions of the Note shall remain the same. This Allonge shall not be deemed a novation of the Note; and except as expressly amended hereby, the Note shall remain unmodified and in full force and effect.

This Allonge shall be affixed to the Note and deemed to constitute an integral part thereof. All references to the Note shall hereafter be deemed references to the Note as amended by this Allonge.

                      [THIS SPACE INTENTIONALLY LEFT BLANK]

Executed under seal and effective as of November 9, 2004.

WITNESS:                                    BORROWERS:
                                            SBS INTERACTIVE CO.


/s/ Lena Elfmont                            By:  /s/Todd E. Gotlieb
------------------------------------             -------------------------------
                                                 Name:  Todd E. Gotlieb
                                                 Title:  President


                                            SBS INTERACTIVE, INC.


/s/ Lena Elfmont                            By:  /s/Todd E. Gotlieb
------------------------------------             -------------------------------
                                                 Name:  Todd E. Gotlieb
                                                 Title:  President


Accepted and Agreed:


/s/ Arthur Cohn
----------------------
Arthur Cohn